Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp.:
We consent to the use of our reports dated March 12, 2009, with respect to the consolidated balance sheet of SXC Health Solutions Corp. as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of SXC Health Solutions Corp.
Our report on the consolidated financial statements dated March 12, 2009 states that SXC Health Solutions Corp. changed the date of its annual goodwill impairment test from December 31 to October 31 in 2008.
/s/ KPMG LLP
Chicago, Illinois
June 3, 2009